1
Division of Corporation Finance
March 19, 2019

Level Brands, Inc.
4521 Sharon Road, Suite 450
Charlotte, NC 28211

Telephone (704) 362-6345

'CORRESP'

March 19, 2019

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.W.
Washington, DC 20549

Attention:              Jay Ingram, Legal Branch Chief
Sergio Chinos, Staff Attorney

Re:         Level Brands, Inc. (the “Company”)
Registration Statement on Form S-3
Filed December 13, 2018
File No. 333-228773

Ladies and Gentlemen:

The Company is in receipt of the staff's letter of comment dated March 13, 2019. Following are the Company's responses to the staff's comments.

Form S-3 filed December 13, 2018

Form 8-K/A filed February 22, 2019 Exhibit 99.3
1.
Basis of Pro Forma Presentation, page F-6

1.
We note your response to prior comment one from our letter dated February 27, 2019. Please amend the Form 8-K/A to provide disclosure on the determination of the accounting treatment for the merger. Ensure your disclosures and pro forma financial statements address the following comments.

RESPONSE: As set forth in our previous correspondence, the Company will file an Amendment No. 2 to its Form 8-K originally filed on December 20, 2018, as amended by Amendment No. 1 filed on February 22, 2019, to provide disclosure on the accounting treatment for the merger. We do not believe that the pro forma financial statements as previously filed require any revisions in light of the following comments.

2.
We have the following comments regarding your accounting for the consideration transferred in the merger:

●
Reconcile the Schedule of Company Members in Exhibit B to the Merger Agreement with the disclosure in Notes 6 and 10 to Cure Based Development financial statements for the year ended August 31, 2018. Identify the three investors that contributed $700,000 and indicate whether they received Preferred or Common Membership Interests. In this regard, we note that as of August 31, 2018, the $771,053 of Contributed Capital reflected in Cure Based Development’s balance sheet appears to relate to the $700,000 from the three investors and the $71,053 related to the units issued to Caryn Dunayer’s employment agreement;

RESPONSE:
We note that a typographical error appears on Exhibit B to the Merger Agreement in the line item total for Edge of Business, LLC. It should be 3,684,000 First Tranche Shares which is correctly set forth in the column and foots to the total. The members identified in Note 6 as referenced on Exhibit B are Edge of Business, LLC, Board Investor Group III, LLC and CBD Now LLC. This comprises the original founders of Cure Based Development who provided the initial financing of $700,000 for the company. As indicated in Note 6, the additional $71,053 was accounted for as part of the employment agreement when Caryn Dunayer was hired. All of the members representing the $771,053 of contributed capital received preferred membership interests in Cure Based Development.

The two entities holding the Senior Convertible Promissory Notes issued by Cure Based Development referenced in Note 10 were converted at the merger into First Tranche Shares and were not owners of either preferred or common membership interests in Cure Based Development.

●
Identify the owners and their respective ownership percentage of CBD Holding, LLC;

The members of CBD Holding, LLC are as set forth below:

Edge of Business LLC1	72.14%
LCP Holdings LLC2	1.10%
BCEZ Investments3	5.49%
Shannon Justice	11.91%
Cameron Coffman	3.30%
CBD Now, LLC4	5.22%
W61, LLC5	0.84%

1 Controlled by Scott Coffman.
2 Controlled by Paul Porter.
3 Controlled by Caryn Dunayer.
4 Controlled by Thomas E. Wicker.
5 Controlled by Linnie S. Manos.

It is important to note that the while certain owners held both preferred and, through their ownership interests in CBD Holding, Inc, common membership interests in Cure Based Development, these classes of equity did not have the exact same membership as well as for members that are in both classes, they have different percentages of ownership.

●
Provide us with a comprehensive explanation of the terms the Preferred and Common Membership Interests of Cure Based Development. Based on the terms of the member interests, explain how you determined the number of shares to be issued to the Preferred and Common Membership Interest holders; and

●
Explain why the Common Membership Interest holders did not receive First Tranche Shares. Specifically address why these owners are treated differently than the Preferred Members with regard to the consideration transferred in the merger. In light of these differences, please re-assess your conclusion that the Second Tranche Shares should not be deemed a compensation arrangement.

RESPONSE:
The terms of the preferred and common membership interests of Cure Based Development were identical expect that the holders of the preferred membership interests had a fixed dollar liquidation and distribution preference of $1,000,000, and the preferred members had no voting rights with the exception of items that would impact their standing or ownership. The determination of the rights and preferences of each of the preferred members and common members was made by Cure Based Development. The holders of the preferred membership interests included certain early stage capital investors who invested capital in Cure Based Development when it started doing business. The common members needed to incent the preferred members based on their position with the liquidation preference, in order to agree to the merger. Prior to the closing of the merger, the holders of such preferred membership interests agreed with Cure Based Development and the members holding common membership interests that such $1,000,000 liquidation preference would be satisfied by dividing 6,000,000 of the First Tranche Shares (after accounting for the conversion of the Senior Convertible Promissory Notes into 500,000 shares in accordance with the conversion terms of those notes) on a pro rata basis between the holders of such preferred membership interests. With respect to the question about how many of the shares issued by the Company would be allocated between the preferred and common members, a mutual agreement was reached between the two groups (the holders of common and preferred) after negotiated business discussions. During the negotiations with Cure Based Development surrounding the number of shares which would be issued as consideration, initially the Company proposed a structure that a majority of the total shares be subject to the earnout; however, as a result of tax considerations for the Cure Based Development members, we subsequently agreed to a change from 21% to 50% on the front end (subject to the lockup/leak out and voting agreements) and the remaining 50%, changed from 79%, to be subject to the earnout.

Additionally, the former owners in receipt of the Second Tranche Shares only vest with respect to the “voting rights” of those shares. The Second Tranche Shares will be issued and outstanding following receipt of shareholder approval, and will be considered fully paid, non-assessable shares. Upon issuance of the Second Tranche Shares the recipient will benefit economically from the shares on the issuance date but do not have any voting rights until those voting rights vest over time as further explained below. These shares are not subject to forfeiture, including in the event the employment of either Scott Coffman or Caryn Dunayer, members of CBD Holding, LLC who became employees of the Company post-merger, is terminated prior to the vesting of the voting rights.

3.
Please expand upon your conclusion that the Earnout Shares are deemed contingent consideration. In this regard, we note your belief that these shares represent part of the exchange in the form of equity interests to the former owners of Cure Based Development for acquiring the control of Cure Based Development. However, in light of the following factors, please reassess the need to account for these shares as a compensation arrangement:

●
We note that the Earnout Shares will be issued to CBD Holding, LLC, whose owners, R. Scott Coffman and Caryn Dunayer, have also signed employment agreements with the Company. Please fully explain why the other former owners of Cure Based Development do not have the right to participate in the Earnout Shares. Address why the non-pro-rata allocation of the Earnout Shares does not contradict your conclusion; and

RESPONSE: R. Scott Coffman and Caryn Dunayer are two of the seven members of CBD Holding, LLC, and are the only two CBD Holding, LLC members that were employees of Cure Based Development pre-merger; they continue as employees of the Company’s wholly-owned subsidiary, cbdMD LLC, post-closing. CBD Holding, LLC, which was the sole common member of Cure Based Development pre-merger, is the entity that will receive the Earnout Shares. R. Scott Coffman and Caryn Dunayer (through their ownership interests in CBD Holding, LLC) along with other former members of CBD Holding, LLC are participating in the Earnout Shares on a pro-rata basis as indicated above in question 1.

●
ASC 805-10-55-25e indicates that the relative number of shares owned by the selling shareholders who remain as key employees may be an indicator of the substance of the contingent consideration arrangement. In this regard, we note that after the issuance of the First and Second Tranche Shares, Mr. Coffman, the controlling shareholder of Cure Based Development will control the Company.

RESPONSE: Upon issuance of the First and Second Tranche Shares, Mr. Coffman will have voting rights of approximately 14.5% of issued shares, subject to the voting agreement covering the Second Tranche Shares. As noted in the excerpt below, voting rights from the Second Tranche shares affording additional control vest to the former owners of Cure Based Development over a 12 to 60 month time period. Until such shares have vested, the Chairman of the Audit Committee of our Board of Directors has voting control over the unvested shares and will vote such shares in accordance with the recommendation of the independent members of our Board. Given the length of the vesting period, and the potential for further dilutive equity transactions, including, but not limited to, capital raises and acquisitions, during the same time period, it is unknown when (if ever) Mr. Coffman would be the controlling shareholder of the Company.

Both the Second Tranche Shares as well as the Earnout Shares are paid to CBD Holding, LLC for the benefit of the members of CBD Holding, LLC. As the Company considered the provisions ASC 805-10-55-25e, it should be noted that the two selling owners of Cure Based Development who remained as key employees had vastly differing ownership percentages in Cure Based Development. Pursuant to Exhibit B of the Merger Agreement, all selling owners of Cure Based Development did receive the same amount of consideration on a per-share ownership basis. The Company considered the provisions of ASC 805-10-55-25e along with the other applicable guidance in ASC 80510-55-25 (as mentioned in the response letter dated February 28, 2019) to determine the overall arrangement was not compensation. The payouts are not forfeited if the employees terminate and do not require continued employment to achieve the pre-determined milestones. Set forth below is a summary of the relative voting rights:

a.
Relative voting rights – The Company is issuing shares to the former members of Cure Based Development as part of the consideration paid to acquire Cure Based Development. Prior to the transaction the Company has 10,095,356 shares outstanding as defined under ASC 805-10-55-12. Upon completion of the transaction and after approval by our current shareholders, the Company expects to issue an additional 15,250,000 shares to the former members of Cure Based Development resulting in a total of 25,345,356 shares outstanding. The new share issuance to the former members of Cure Based Development is outlined as follows:

i.
The Company will issue 6,500,000 shares to the former members of Cure Based Development, of which these shares will have no restriction on voting rights. Issuance of these shares must be approved by a vote of the Company’s shareholders at the annual proxy meeting (initially expected in March 2019). The Company believes the issuance of these shares are very likely to be approved by the Company’s shareholders.

ii.
The Company will issue 8,750,000 shares that will vest 2,187,500 each after 12, 24, 42, and 60 months. Issuance of these shares must be approved by a vote of the Company’s shareholders at the annual proxy meeting (initially expected in March 2019). The Company believes the issuance of these share are very likely to be approved by the Company’s shareholders. Until vested, the shares will have a voting proxy voted by the Audit Committee Chair and voting as directed by a majority of the independent board members of the Company.

Form 10-Q for the Quarter ended December 18, 2018
Note 2. Acquisitions, page 18

4.
Notwithstanding the above comments, we have the following comments on your determination of the purchase consideration herein as well as in your Pro Forma Financial Statements:

●
Explain how you determined the apparent $2.55 per share price for the First Tranche Shares;

●
Explain how you determined the apparent $2.15 fair value for the Second Tranche Shares. Separately address the fair value of the shares that vest on each anniversary date and how you took into consideration that these shares have no voting rights until they vest; and

●
Please quantify the number of shares and the respective fair value of the Earnout Shares you included in the determination of your purchase consideration. Your response should address how you assessed the probability of meeting the revenue targets at each of the first through fourth earnout dates. Ensure you refer to ASC 820 for guidance.

RESPONSE:
The First Tranche Shares were priced at the Company’s current share price as of the valuation date (closing date of the merger), $3.11. To account for the leak out provisions, which place certain limits on the marketability of these shares, the First Tranche Shares reflect a discount for lack of marketability (“DLOM”). The DLOM adjusts the share price to account for the notion that a market participant would pay less for a less liquid asset. The share price was also discounted for the possibility that existing shareholders would not approve of the new issuance. These discounts bring the share price for First Tranche Shares from $3.11 to $2.55.

The Second Tranche Shares were also priced at the valuation date share price, $3.11. To account for the vesting schedule, DLOMs are applied to the valuation date share price. The DLOMs adjust the share price to account for the notion that a market participant would pay less for a share that will not vest for some time. To account for the lack of voting rights due to the voting proxy agreement, the Second Tranche Shares reflect an additional discount for lack of voting rights. The share price was also discounted for the possibility that existing shareholders would not approve of the new issuance. These discounts bring the share price for Second Tranche Shares from $3.11 to $2.15.

As no Level 1 observable price was available, we used Level 3 inputs to derive the contingent consideration fair value the Earnout Shares. Consistent with ASC 820-10-35-24, we considered the cost, market and income approaches, ultimately selecting the income approach with market participant inputs. Given the path dependent nature of the earnout, we used the Monte Carlo simulation method to derive future value and discounted the results back to present value. The number of Earnout Shares and the per share prices are determined through Monte Carlo simulation, which assume Geometric Brownian Motion. Inputs to this model include projected revenues, the Company’s share price, volatility assumptions, the risk-free rate, and the appropriate time periods. 100,000 simulation trials were conducted to determine cumulative revenue and the Company’s share price for each marking period. In each trial, the aggregate present value of the simulated earnout payment was recorded. The concluded present value of earnout is the average of these results. The implied value per share was derived from the aggregate present value of earnout payments based on the average shares issued. The weighted average share price for the 11,553,897 Earnout Shares was $3.66. When these shares are issued, they will be subject to the same leak out provisions as the First Tranche Shares and Second Tranche Shares, so a consistent discount for lack of marketability was applied.

We trust the foregoing sufficiently responds to the staff's comments. The Company acknowledges is understanding that it and its management are response for the accuracy and adequacy of the Company’s disclosures notwithstanding any review, comments, action or absence thereof by the staff. Brian A. Pearlman, Esq., counsel for the Company, will contact Mr. Chinos regarding a request for acceleration of the shelf S-3 after providing sufficient time for the staff to review this correspondence.

Sincerely,

/s/ Mark S. Elliott
Mark S. Elliott
Chief Financial Officer

cc:
Brian A. Pearlman, Esq.